

TSX, NYSE-MKT
Symbol: TMQ

News Release

Trilogy Metals Reports First Quarter Fiscal 2017 Financial Results

April 4, 2017 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX, NYSE-MKT: TMQ) ("Trilogy Metals" or "the Company") is pleased to report its first quarter results for the period ended February 28, 2017. Details of the Company's financial results are contained in the unaudited interim consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

First Quarter Fiscal 2017 Highlights:
- Strong working capital position of $12.5 million with cash on hand of $6.4 million.
- Cash flow used in operating activities of $1.4 million for the three months ended February 28, 2017.
- Loss for the three month period ended February 28, 2017 of $3.0 million, including an unrealized loss on held for trading investments of $1.2 million.
- Significant milestone reached with the publishing of the Notice of Intent ("NOI") for the Ambler Mining District Industrial Access Project ("AMDIAP") by the Bureau of Land Management on February 28, 2017. The NOI initiates the permitting process under the National Environmental Policy Act for the preparation of an Environmental Impact Statement ("EIS") on the AMDIAP. This notice initiates the public scoping process for the EIS with comments due by May 30, 2017.
- Considerable progress on pre-feasibility level engineering studies incorporating field results from the past two seasons which will form the basis for a pre-feasibility study announced in March to be completed on the very high-grade polymetallic volcanogenic massive sulphide ("VMS") Arctic deposit.

Selected Results

The following selected financial information is prepared in accordance with U.S. GAAP.

in thousands of dollars, except for per share amounts

	Three months ended	
Selected expenses	**February 28, 2017**	**February 29, 2016**
	$	**$**
General and administrative	370	346
Mineral properties expense	639	532
Professional fees	125	136
Salaries	239	213
Salaries – stock-based compensation	395	282
Unrealized loss on held for trading investments	1,239	-
Loss from continuing operations for the period	2,996	1,523

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Loss from discontinued operations for the period	-	172
Loss and comprehensive loss for the period	2,996	1,695
Basic and diluted loss per common share	$0.03	$0.02

For the three months ended February 28, 2017, Trilogy Metals reported a net loss of $3.0 million (or $0.03 basic and diluted loss per common share) compared to a net loss of $1.7 million for the corresponding period in 2016 (or $0.02 basic and diluted loss per common share). This variance was primarily due to an unrealized loss on investments of $1.2 million classified as held for trading for which movements in the fair value of the investments are recorded through the statement of loss. The investments consist of common shares and warrants in GoldMining Inc. ("GMI") acquired as consideration for the sale of Sunward Investments Limited and its Titiribi gold-copper exploration project in Colombia. A gain on the sale of 410,000 common shares of GMI sold during the period of $3,000 was recognized during the three months ended February 28, 2017. There are no comparable amounts for the three months ended February 29, 2016 as the Company acquired the investments in September 2016.

Adjusting for the unrealized loss on held for trading investments, a loss from continued operations of $1.8 million for the three months ended February 28, 2017 is comparable to the loss from continued operations of $1.5 million for the three months ended February 29, 2016. The increase is due to an increase in mineral properties expenses and stock-based compensation. We incurred $0.6 million in mineral properties expense for the three months ended February 28, 2017 compared to $0.5 million for the three months ended February 29, 2016. The increase in mineral property expenses in 2017 is attributable to several ongoing engineering studies, specifically an updated 3D geology model and resource estimate for the Arctic deposit, metallurgical test programs on the Arctic and Bornite Projects, completion of a pre-feasibility level slope geotechnical and hydrology study on the Arctic deposit, and a review of the hydrogeological conditions at the Bornite property. Waste characterization is also continuing on the Arctic Project which began in 2016. The increase in stock-based compensation is due to a higher share price contributing to an overall greater fair value for option grants in the period compared to the prior period. General and administrative expenses, salaries, and professional fees continue to be at comparable levels in the periods presented.

Outlook

Our 2017 program has a budget of $7.1 million to be expended during the fiscal year to advance the Arctic Project to pre-feasibility. The pre-feasibility study ("PFS") will be supported by information collected during the 2015 and 2016 field seasons as well as additional information to be collected during the 2017 summer field program. We will be completing geotechnical drilling, hydrology installations, and test pits for site facility locations and mine design, and geophysical ground surveys to evaluate ground conditions. A significantly expanded environmental baseline program will be underway in 2017 to further the ongoing baseline data collection at the Arctic Project. Aquatics, avian and large mammal surveys will be continued and expanded, water balance programs will be expanded, and collection of data from the existing meteorological station will continue. Surface water quality testing will continue the programs initiated in earlier years and groundwater quality monitoring will begin. Previous wetlands delineation information will be analyzed during the year for submission of a jurisdictional determination application. The completion of the 2017 field program will complete a staged three-year site investigation program where the first two years focused almost exclusively on collecting data in and around the proposed Arctic open-pit, and the third year focuses on infrastructure and mine design.

The completion of the field program in 2017 will support the prefeasibility study on the Arctic Project expected to be completed in the first quarter of 2018.

About Trilogy Metals

Trilogy Metals Inc., formerly NovaCopper Inc., is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Rick Van Nieuwenhuyse
President & Chief Executive Officer
rickvann@trilogymetals.com

Elaine Sanders
Vice President & Chief Financial Officer
elaine.sanders@trilogymetals.com

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to the future operating or financial performance of the Company, planned expenditures and the anticipated activity, including with respect to the 2017 field program at the UKMP Projects, and the potential timing and preparation of a PFS on the Arctic deposit, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2016 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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